Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2007
WOLSELEY PLC
(Translation of registrant’s name into English)
Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA - England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

SIGNATURES

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 1
Securities and Exchange Commission
The following documents are filed herewith:
INDEX

DOCUMENT

Exhibit 99.1	Voting rights and capital	August 31, 2007

Exhibit 99.2	Block Listing Six-Monthly Return	September 3, 2007

Employee Share Purchase Plan (US)

Exhibit 99.3	Block Listing Six-Monthly Return	September 3, 2007

Employee Savings Related Share Option Scheme 1981

Exhibit 99.4	Block Listing Six-Monthly Return	September 3, 2007

Executive Share Option Scheme 1984

Exhibit 99.5	Block Listing Six-Monthly Return	September 3, 2007

Executive Share Option Scheme 1989

Exhibit 99.6	Block Listing Six-Monthly Return	September 3, 2007

Wolseley Irish Sharesave Scheme 2000

Exhibit 99.7	Block Listing Six-Monthly Return	September 3, 2007

Executive Share Option Scheme 2003

Exhibit 99.8	Acquisitions Update	September 11, 2007

Exhibit 99.9	Director/PDMR Shareholding	September 24, 2007

Exhibit 99.10	Director/PDMR Shareholding	September 25, 2007

Exhibit 99.11	Notification of Major Interest in Shares	September 25, 2007

Exhibit 99.12	Director/PDMR Shareholding	September 25, 2007

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2

Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)

Dated: October 1, 2007	By:	/s/ Charles P Watters

Charles P Watters Interim Group Company Secretary and Counsel

Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Total Voting Rights
Released	17:26 31-Aug-07
Number	1389D
  RNS Number:1389D
Wolseley PLC
31 August 2007
Wolseley plc — Voting Rights and Capital
In accordance with its obligations under Rule 5.6.1 of the Disclosure and Transparency Rules of the Financial Services Authority (“FSA”) Handbook, Wolseley plc confirms that as at 31 August 2007, its capital consists of 661,179,483 ordinary shares of 25 pence, each admitted to the Official List of the FSA and to trading on the London Stock Exchange’s market for listed securities. The total number of voting rights in respect of these ordinary shares is 661,179,483 each share having one vote. Wolseley plc does not hold any shares in treasury.
In addition, Wolseley plc has entered into a level II American Depositary Receipt programme, under which ordinary shares of 25 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 25 pence each traded in the form of American Depositary Shares are included within the totals set out above.
The figure noted above may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Wolseley plc, under the FSA’s Disclosure and Transparency Rules.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	08:16 03-Sep-07
Number	1598D
  RNS Number:1598D
Wolseley PLC
03 September 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
The Employee Share Purchase Plan 2001 (US)
3 Period of Return — From:
1 March 2007
To:
31 August 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
1,379,492 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
434,701 Ordinary 25p shares
6 Balance under scheme not yet issued/allotted under scheme at end of period:
944,791 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
500,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
2,000,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)
2,000,000 Ordinary 25p shares listed on 01.10.2004 ref Wolseley plc/0-976-402 (utilised)
1,450,000 Ordinary 25p shares listed on 30.09.2005 ref Wolseley plc/0-976-402
Please confirm total number of shares in issue at the end of the period in order for us to update our records:
661,179,483 Ordinary 25p shares
Contact name for queries:
C P Watters

Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA
Name of person making return:
C P Watters
Position of person making return:
Interim Group Company Secretary & Counsel
Additional Information:
END
This information is provided by RNS
The company news service from the London Stock Exchange

Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	08:17 03-Sep-07
Number	1602D
  RNS Number:1602D
Wolseley PLC
03 September 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
Employee Savings Related Share Option Scheme 1981
3 Period of Return — From:
1 March 2007
To:
31 August 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
654,573 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
555,375 Ordinary 25p shares
6 Balance under scheme not yet issued/allotted under scheme at end of period:
99,198 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
500,000 Ordinary 25p shares listed on 11.10.2000 ref RA/0005-0001 (utilised)
100,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)
900,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
1,000,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)
600,000 Ordinary 25p shares listed on 01.10.2004 ref Wolseley plc/0-976-402 (utilised)
500,000 Ordinary 25p shares listed on 30.09.2005 ref Wolseley plc/0-976-402 (utilised)
560,000 Ordinary 25p shares listed on 10.10.06 ref Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
661,179,483 Ordinary 25p shares
Contact name for queries:
C P Watters
Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA
Name of person making return:
C P Watters
Position of person making return:
Interim Group Company Secretary & Counsel
Additional Information:
END
This information is provided by RNS
The company news service from the London Stock Exchange

Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	08:18 03-Sep-07
Number	1604D
   RNS Number:1604D
Wolseley PLC
03 September 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
Executive Share Option Scheme 1984
3 Period of Return — From:
1 March 2007
To:
31 August 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
28,083 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
NIL
6 Balance under scheme not yet issued/allotted under scheme at end of period:
28,083 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
425,000 Ordinary 25p shares listed on 22.03.2001 ref 0006-0003 (utilised)
100,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)
90,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
100,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)
100,000 Ordinary 25p shares listed on 01.10.2004 ref RA/Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
661,179,483 Ordinary 25p shares
Contact name for queries:
C P Watters
Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA
Name of person making return:
C P Watters
Position of person making return:
Interim Group Company Secretary and Counsel
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange
END

Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	08:18 03-Sep-07
Number	1605D
   RNS Number:1605D
Wolseley PLC
03 September 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
Executive Share Option Scheme 1989
3 Period of Return — From:
1 March 2007
To:
31 August 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
2,246,834 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
569,450 Ordinary 25p shares
6 Balance under scheme not yet issued/allotted under scheme at end of period:
1,677,384 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
400,000 Ordinary 25p shares listed on 22.06.2001 ref 0007-0003 (utilised)
400,000 Ordinary 25p shares listed on 16.11.2001 ref 00008-0002 (utilised)
350,000 Ordinary 25p shares listed on 20.02.2002 ref RA/Wolseley plc/00009 (utilised)
490,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)
2,000,000 Ordinary 25p shares listed on 04.11.02 ref RA/Wolseley plc/00011 (utilised)
1,375,000 Ordinary 25p shares listed on 01.10.03 ref RA/Wolseley plc/00012 (utilised)

1,065,000 Ordinary 25p shares listed on 01.10.04 ref RA/Wolseley plc/0-976-402 (utilised)
3,600,000 Ordinary 25p shares listed on 30.09.05 ref RA/Wolseley plc/0-976-402
Please confirm total number of shares in issue at the end of the period in order for us to update our records:
661,179,483 Ordinary 25p shares
Contact name for queries:
C P Watters
Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA
Name of person making return:
C P Watters
Position of person making return:
Interim Group Company Secretary & Counsel
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange

Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	08:17 03-Sep-07
Number	1601D
   RNS Number:1601D
Wolseley PLC
03 September 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
Wolseley Irish Sharesave Scheme 2000
3 Period of Return — From:
1 March 2006
To:
31 August 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
53,626 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
25,049 Ordinary 25p shares*
6 Balance under scheme not yet issued/allotted under scheme at end of period:
28,577 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
110,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
25,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)
35,000 Ordinary 25p shares listed on 01.10.2004 ref RA/Wolseley plc/0-976-402 (utilised)
50,000 Ordinary 25p shares listed on 30.09.2005 ref RA/Wolseley plc/0-976-402 (utilised)
25,000 Ordinary 25p shares listed on 15.06.2006 ref RA/Wolseley plc/0-976-402 (utilised)
40,000 Ordinary 25p shares listed on 10.10.2006 ref RA/Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
661,179,483 Ordinary 25p shares
Contact name for queries:
C P Watters
Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA
Name of person making return:
C P Watters
Position of person making return:
Interim Group Company Secretary & Counsel
Additional Information:
END
This information is provided by RNS
The company news service from the London Stock Exchange

Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	08:16 03-Sep-07
Number	1599D
  RNS Number:1599D
Wolseley PLC
03 September 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
Executive Share Option Scheme 2003
3 Period of Return — From:
1 March 2007
To:
31 August 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
678,226 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
319,880 Ordinary 25p shares
6 Balance under scheme not yet issued/allotted under scheme at end of period:
358,346 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
2,000,000 Ordinary 25p shares listed on 10.10.2006 ref RA/Wolseley plc/0-976-402
Please confirm total number of shares in issue at the end of the period in order for us to update our records:
661,179,483 Ordinary 25p shares
Contact name for queries:
C P Watters
Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA

Name of person making return:
C P Watters
Position of person making return:
Interim Group Company Secretary & Counsel
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange
END

Exhibit 99.8

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition
Released	07:00 11-Sep-07
Number	6109D
   RNS Number:6109D
   Wolseley PLC
   11 September 2007
NEWS RELEASE
11 September 2007
Wolseley plc
Acquisitions Update
£87 million spent on five acquisitions
including Ferguson’s first entry into New York City
Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today five bolt on acquisitions for an aggregate consideration of £87 million. In a full year, these bolt-on acquisitions are expected to add approximately £110 million to total revenue. Goodwill and intangible assets related to these acquisitions is estimated to be around £52 million.
Details of the latest acquisitions are as follows:
North America
On 6 August 2007, Stock Building Supply (“Stock”) acquired certain assets of ProSource Building Supply, Ltd (“ProSource”) from Cary Miles and Tracy Manes. ProSource is a construction services business supplying primarily commercial doors, trim, hardwood, related speciality products and installation services operating from two facilities in Houston, Texas. In the year ended 31 December 2006, ProSource had revenue of $17.2 million (£8.5 million) and gross assets of $3.2 million (£1.6 million) at that date. This acquisition is in line with Stock’s strategy to expand its presence in the commercial and industrial market.
On 13 August 2007, Ferguson acquired Western Air Systems & Controls, Inc. (“Western Air”) from Glenn Woodward. Western Air is the exclusive Trane HVAC distributor for the states of California (excluding the San Francisco Bay area) and Nevada, operating from two facilities in California and one in Nevada. In the year ended 31 December 2006, Western Air had revenue of $59.6 million (£29.6 million) and gross assets of $13.5 million (£6.7 million) at that date.
On 27 August 2007, Ferguson acquired Davidson Pipe Company, Inc. (“Davidson”) from the Davidson and Krueger families and trustees. Davidson is a pipes, valves and fittings (PVF) distributor supplying the New York metropolitan market. In the year ended 30 September 2006, Davidson had revenue of $125.8 million (£62.6 million) and gross assets of $49.8 million (£24.8 million) at that date.

Europe
On 24 August 2007, Wolseley UK acquired T&R Electrical Wholesalers Ltd (“T&R”) from the Bissix family. T&R is an electrical wholesaler, serving public and electrical contractors in the residential, commercial and industrial sectors, operating from four sites in West London. T&R will give Wolseley UK’s existing electrical distribution brand, Electric Center, additional coverage in an area where it is currently under represented. In the year ended 30 June 2007, T&R had revenue of £9.5 million and gross assets of £1.6 million at that date.
On 16 August 2007, DT Group acquired Proaktiv Bygglogistik i Stockholm AB (“PBS”) from Michael Palmlof AB, Mikael Brohall, Pia Svensson, Fredrik Palmlof, Jan Birkebo and Christer Gustavsson. PBS is a newly formed building materials company, established by experienced industry professionals, based southwest of Stockholm.
The divisional split of the total acquisition spend to date for the year ending 31 July 2008 is:

		Spend
Division	No. of Acquisitions	£ Million

Europe	2	£9m
North America	3	£78m
TOTAL ACQUISITION SPEND	5	£87m
Chip Hornsby, Group Chief Executive of Wolseley said:
“I am delighted that we have finally been able to enter the New York City industrial and commercial market and complete four further acquisitions towards our target for bolt-ons of £450 million for the year to 31 July 2008. They are excellent businesses that broaden our product and geographic coverage and support our strategy of growing the business through acquisition and organic growth.”
ENQUIRIES:

Guy Stainer	+44 118 929 8744
Group Investor Relations Director	+44 7739 778187

John English	+1 513 771 9000
Vice President, Investor Relations, North America	+1 513 328 4900

Brunswick	+44 20 7404 5959
Andrew Fenwick
Sophie Brand
Exchange Rates
The following exchange rate has been used for the acquisitions noted above: £1 = $2.01, £1 = SEK13.85
Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.
Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2006 was approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 78,000 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
— ENDS —
This information is provided by RNS
The company news service from the London Stock Exchange

Exhibit 99.9

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	07:00 25-Sep-07
Number	4067E
  RNS Number:4067E
Wolseley PLC
24 September 2007
Notification of Interests of Directors/Persons Discharging Managerial Responsibilities (‘PDMR’) and Connected Persons
1 Name of company:
Wolseley plc
2 Name of director/PDMR:
Charles P Watters
3 Please state whether notification indicates that it is in respect of holding of the director/PDMR named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non- beneficial interest:
The director/PDMR named above and spouse
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Charles P Watters (1,780) and Teresa Watters (1,780)
5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
see above
6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Share Purchase
7 Number of shares/amount of stock acquired:
3,560
8 Percentage of issued class:
0.0005%
9 Number of shares/amount of stock disposed:
nil
10 Percentage of issued class:
n/a

11 Class of security:
Ordinary shares of 25 pence each
12 Price per share:
842.50p
13 Date of transaction:
24 September 2007
14 Date Company informed:
24 September 2007
15 Total holding following this notification:
6,360
16 Total percentage holding of issued class following this notification:
0.0009%
17 Contact name for queries:
A Drew, Deputy Company Secretary
18 Contact telephone number:
0118 929 8700
25 Name of company official responsible for making notification:
A Drew
Additional Information:
ends.
This information is provided by RNS
The company news service from the London Stock Exchange

Exhibit 99.10

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	17:26 25-Sep-07
Number	4838E
  RNS Number:4838E
Wolseley PLC
25 September 2007
Notification of Interests of Directors/Persons Discharging Managerial Responsibilities (‘PDMR’) and Connected Persons
1 Name of company:
Wolseley plc
2 Name of director/PDMR:
John W Whybrow
3 Please state whether notification indicates that it is in respect of holding of the director/PDMR named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non- beneficial interest:
The director named above
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
John W Whybrow
5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
n/a
6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Share Purchase
7 Number of shares/amount of stock acquired:
15,000
8 Percentage of issued class:
0.002%
9 Number of shares/amount of stock disposed:
nil
10 Percentage of issued class:
n/a

11 Class of security:
Ordinary shares of 25 pence each
12 Price per share:
825p
13 Date of transaction:
25 September 2007
14 Date Company informed:
25 September 2007
15 Total holding following this notification:
85,284
16 Total percentage holding of issued class following this notification:
0.0129%
17 Contact name for queries:
A Drew, Deputy Company Secretary
18 Contact telephone number:
0118 929 8700
25 Name of company official responsible for making notification:
A Drew
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange

Exhibit 99.11

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	10:54 25-Sep-07
Number	4330E
   RNS Number:4330E
Wolseley PLC
25 September 2007
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES
We have today been informed that Aviva plc and its subsidiaries no longer have a notifiable interest in the Company’s ordinary shares of 25p each.
Further Information:
Wolseley plc
0118 929 8700
G Stainer, Head of Investor Relations
A Drew, Deputy Company Secretary
This information is provided by RNS
The company news service from the London Stock Exchange
END

Exhibit 99.12

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	10:28 25-Sep-07
Number	4310E
   RNS Number:4310E
Wolseley PLC
25 September 2007
Notification of Interests of Directors/Persons Discharging Managerial Responsibilities (‘PDMR’) and Connected Persons
1 Name of company:
Wolseley plc
2 Name of director/PDMR:
Claude A S Hornsby
3 Please state whether notification indicates that it is in respect of holding of the director/PDMR named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non- beneficial interest:
The director named above
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Claude A S Hornsby
5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
n/a
6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Share Purchase
7 Number of shares/amount of stock acquired:
15,429
8 Percentage of issued class:
0.002%
9 Number of shares/amount of stock disposed:
nil
10 Percentage of issued class:
n/a

11 Class of security:
Ordinary shares of 25 pence each
12 Price per share:
804.50p
13 Date of transaction:
25 September 2007
14 Date Company informed:
25 September 2007
15 Total holding following this notification:
83,795
16 Total percentage holding of issued class following this notification:
0.0126%
17 Contact name for queries:
A Drew, Deputy Company Secretary
18 Contact telephone number:
0118 929 8700
25 Name of company official responsible for making notification:
A Drew
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange
END